Exhibit 12
Consolidated Ratio of Earnings to Fixed Charges Ameriprise Financial, Inc.
	Years Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in millions)
Earnings:
Pretax income attributable to Ameriprise Financial, Inc.	$2,165	$1,829	$1,366	$1,553	$1,306
Interest and debt expense (1)	330	283	279	320	300
Interest portion of rental expense	30	29	30	32	34
Amortization of capitalized interest	5	5	6	4	4
Undistributed (gain) loss from equity investees	10	(1)	16	41	15
Minority interest in pretax losses	(103)	—	(128)	(129)	—
Minority interest in pretax income of subsidiaries that have incurred fixed charges	484	141	—	23	163
Total earnings before banking and deposit interest expense and interest credited to fixed accounts (a)	2,921	2,286	1,569	1,844	1,822
Banking and deposit interest expense and interest credited to fixed accounts	742	838	875	904	986
Total earnings (c)	$3,663	$3,124	$2,444	$2,748	$2,808

Fixed charges:
Interest and debt expense (1)	$330	$283	$279	$320	$300
Estimated amount of interest in rental expense	30	29	30	32	34
Capitalized interest	2	2	7	5	3
Total fixed charges before banking and deposit interest and interest credited to fixed accounts (b)	362	314	316	357	337
Banking and deposit interest expense and interest credited to fixed accounts	742	838	875	904	986
Total fixed charges (d)	$1,104	$1,152	$1,191	$1,261	$1,323

Ratio of earnings to fixed charges before banking and deposit interest expense and interest credited to fixed accounts (a/b)	8.1	7.3	5.0	5.2	5.4
Ratio of earnings to fixed charges (c/d)	3.3	2.7	2.1	2.2	2.1
(1) Interest on non-recourse debt of consolidated investment entities is included in interest and debt expense provided in the table above.

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